UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STELLANTIS N.V.
(Name of Issuer)

Common Shares, par value €0.01
(Title of Class of Securities)

N82405106
(CUSIP Number)

September 13, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 CUSIP No. N82405106
1	NAMES OF REPORTING PERSONS
Dongfeng Motor Group Co Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
139,223,907

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
139,223,907

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,223,907

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 CUSIP No. N82405106
1	NAMES OF REPORTING PERSONS
Dongfeng Motor Investment (Wuhan) Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
139,223,907

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
139,223,907

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,223,907

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 CUSIP No. N82405106
1	NAMES OF REPORTING PERSONS
Dongfeng Motor (Hong Kong) International Co., Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong SAR, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
139,223,907

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
139,223,907

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,223,907

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.46%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer: Stellantis N.V.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Singaporestraat 92-100 1175 RA Lijnden the Netherlands
Item 2(a).
Name of Person Filing:
(i) Dongfeng Motor Group Co Ltd.
(ii) Dongfeng Motor Investment (Wuhan) Co., Ltd.
(iii) Dongfeng Motor (Hong Kong) International Co., Limited (collectively, the “Reporting Persons”)

Item 2(b).
Address of Principal Business Office, or, if none, Residence:
(i) Dongfeng Motor Group Co Ltd.
Special No.1 Dongfeng Road
Wuhan Economic and Technology Development Zone, Wuhan Hubei PRC

(ii) Dongfeng Motor Investment (Wuhan) Co., Ltd.
Room 501, 5/F, Information Building
Special No.1 Dongfeng Road
Wuhan Economic and Technology Development Zone, Wuhan Hubei PRC

(iii) Dongfeng Motor (Hong Kong) International Co., Limited
2/F KAM CHUNG COMM BLDG 19-21 Hennessy RD WANCHAI, HONG KONG

Item 2(c).
Citizenship:
(i) Dongfeng Motor Group Co Ltd. – People’s Republic of China
(ii) Dongfeng Motor Investment (Wuhan) Co., Ltd. – People’s Republic of China
(iii) Dongfeng Motor (Hong Kong) International Co., Limited – Hong Kong SAR, China

Item 2(d).	Title of Class of Securities: common shares, par value €0.01
Item 2(e).	CUSIP No.: N82405106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
The following information with respect to the ownership of the common shares of the Issuer (the “Shares”) by the Reporting Persons is provided as of September 13, 2021.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dongfeng Motor Group Co Ltd.	139,223,907	4.46%	0	139,223,907	0	139,223,907
Dongfeng Motor Investment (Wuhan) Co., Ltd.	139,223,907	4.46%	0	139,223,907	0	139,223,907
Dongfeng Motor (Hong Kong) International Co., Limited	139,223,907	4.46%	0	139,223,907	0	139,223,907

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below, each of Dongfeng Motor Group Co Ltd., Dongfeng Motor Investment (Wuhan) Co., Ltd. and Dongfeng Motor (Hong Kong) International Co., Limited certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2021

Dongfeng Motor Group Co Ltd.	By:	/s/ Haitao LV
	Name:	Haitao LV
	Title:	Authorized Representative

Dongfeng Motor Investment (Wuhan) Co., Ltd.	By:	/s/ Changling ZHOU
	Name:	Changling ZHOU
	Title:	Executive Director

Dongfeng Motor (Hong Kong) International Co., Limited	By:	/s/ Xianzhi LIAO
	Name:	Xianzhi LIAO
	Title:	Director

EXHIBIT INDEX

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed on January 26, 2021 by the reporting persons with the Securities and Exchange Commission).